       As filed with the Securities and Exchange Commission on    , 2002
                                                               Registration No.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                COMMUNITY TRUST BANCORP, INC.                                 CTBI PREFERRED CAPITAL TRUST II
  (Exact name of Co-Registrant as specified in its charter)      (Exact name of Co-Registrant as specified in its charter)

                           Kentucky                                                       Delaware
(State or other jurisdiction of incorporation or organization) (State or other jurisdiction of incorporation or organization)

                          61-0979818                                                     51-6523259
             (I.R.S. Employer Identification No.)                           (I.R.S. Employer Identification No.)

        346 North Mayo Trail, Pikeville, Kentucky 41501, (606) 432-1414 (Address, including zip code, and telephone number, including area code, of
                 Co-Registrants' principal executive offices)
                               -----------------

                                 Jean R. Hale
             Vice Chairman, President and Chief Executive Officer
        346 North Mayo Trail, Pikeville, Kentucky 41501, (606) 432-1414
(Name, Address, including zip code, and telephone number, including area code, of agent for service for Co-Registrants)
                               -----------------

                                  Copies to:
             Ivan M. Diamond, Esq.            Fred A. Summer, Esq.
        Greenebaum Doll & McDonald PLLC Squire, Sanders & Dempsey L.L.P.
           3300 National City Tower           41 South High Street
          Louisville, Kentucky 40202          Columbus, Ohio 43215
                (502) 589-4200                   (614) 365-2743
                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                               -----------------

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               -----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                Amount to  Proposed maximum Proposed maximum  Amount of
            Title of each class of                  be      offering price     aggregate     registration
          securities to be registered           registered     per unit      offering price    fee (1)
----------------------------------------------------------------------------------------------------------
  % Cumulative Trust Preferred Securities of
CTBI Preferred Capital Trust II................ 1,000,000       $25.00        $25,000,000       $5,975
----------------------------------------------------------------------------------------------------------
  % Subordinated Debentures due 2032 of
Community Trust Bancorp, Inc. Securities (2)(3)                                                  None
----------------------------------------------------------------------------------------------------------
Guarantee of Preferred Securities (2)(4).......                                                  None
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The registration fee is calculated in accordance with Rule 457(a), (i) and
    (n) of the Securities Act of 1933.
(2) This Registration Statement is deemed to cover the   % Subordinated
    Debentures due 2032 of Community Trust Bancorp, Inc., the rights of holders
    of the   % Subordinated Debentures of Community Trust Bancorp, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Community Trust Bancorp, Inc.
(3) The % Subordinated Debentures will be purchased by CTBI Preferred Capital Trust II with the proceeds from the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of CTBI Preferred Capital Trust II upon its dissolution and the distribution of its assets.
(4) No separate consideration will be received for the Guarantee.
                               -----------------

   The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION. DATED JANUARY 11, 2002

PROSPECTUS

                        1,000,000 Preferred Securities

                        CTBI PREFERRED CAPITAL TRUST II

                    % Cumulative Trust Preferred Securities
                (Liquidation Amount $25 Per Preferred Security)

               Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by

[LOGO] Community Trust Bancorp, Inc.
   CTBI Preferred Capital Trust II is offering 1,000,000 preferred securities
at $25 per security. CTBI Preferred Capital Trust II will purchase   %
subordinated debentures of Community Trust Bancorp, Inc. using the proceeds from its offering of the preferred securities. The subordinated debentures have the same payment terms as the preferred securities.

   We have applied to have the preferred securities approved for listing on the American Stock Exchange under the symbol "BPF". Trading is expected to commence on or prior to delivery of the preferred securities.

                               -----------------

    Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 10.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of those securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                                        Per Preferred
                                                                          Security       Total
                                                                        ------------- -----------
Public offering price..................................................    $25.00     $25,000,000
Underwriting commission to be paid by Community Trust Bancorp, Inc. (1)    $          $
Proceeds, before expenses, to CTBI Preferred Capital Trust II..........    $25.00     $25,000,000

(1) This is a firm commitment underwriting. Because the proceeds of the sale of the preferred securities will be invested in the subordinated debentures, we have agreed to pay the underwriters as compensation for arranging the
    investment of the proceeds of this offering in the debentures, $   per
    preferred security (or, in the aggregate, $    ).

   The underwriters expect to deliver the preferred securities in book-entry
form only through The Depository Trust Company on or about       , 2002.

                               -----------------

J.J.B. Hilliard, W.L. Lyons, Inc. Ferris, Baker Watts
                                     Incorporated

                  The date of this Prospectus is       , 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                           [LOGO] COMMUNITY TRUST(R)
                                  BANCORP, INC.


                                     [MAP]

                                                                             Tug Valley Market
                                                                             South Williamson
                                                                             Williamson, W.Va.
   Ashland Market
      Ashland                                        Mt. Sterling Market     Versailles Market
      Russell                  Hamlin Market            Mt. Sterling             Frankfort
                             Alum Creek, W.Va.                                  Versailles
 Campbellsville Market         Ft. Gay, W.Va.         Pikeville Market
    Campbellsville             Hamlin, W.Va.           Elkhorn City          Whitesburg Market
       Columbia                                         Marrowbone                 Isom
      Greensburg             Harrodsburg Market          Mouthcard               Jenkins
      Jamestown                 Harrodsburg               Phelps                   Neon
       Lebanon                                           Pikeville              Whitesburg
      Somerset                 Hazard Market               Virgie
                                  Hazard                                    Williamsburg Market
 Flemingsburg Market                                   Richmond Market            Corbin
      Ewing                   Lexington Market             Berea                  London
   Flemingsburg                  Lexington                Richmond             Williamsburg

Floyd/Knott Co. Market       Middlesboro Market      Summersville Market     Winchester Market
     Hindman                     Middlesboro         Summersbille, W.Va.        Winchester
  Prestonsburg                    Pineville

                  building communities . . . built on trust(R)

                               TABLE OF CONTENTS

                                                                              Page
                                                                              ----
Summary......................................................................   1

Risk Factors.................................................................  10

Special Note Regarding Forward-Looking Statements............................  17

Use of Proceeds..............................................................  18

Capitalization...............................................................  18

Accounting Treatment.........................................................  19

Regulatory Treatment.........................................................  20

Management...................................................................  20

Description of the Trust.....................................................  22

Description of the Preferred Securities......................................  23

Description of the Debentures................................................  36

Book-Entry Issuance..........................................................  44

Description of the Guarantee.................................................  45

Relationship Among the Preferred Securities, the Debentures and the Guarantee  48

Federal Income Tax Consequences..............................................  49

ERISA Considerations.........................................................  53

Underwriting.................................................................  54

Legal Matters................................................................  56

Experts......................................................................  56

Where You Can Find More Information..........................................  56

Documents Incorporated by Reference..........................................  57

About this Prospectus:

  . You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

  . We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

  . You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

  . This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

                                    SUMMARY

   This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus, before making a decision to invest in the preferred securities. The words "we," "our," and "us" refer to Community Trust Bancorp, Inc. and its wholly-owned subsidiaries, unless we indicate otherwise.

Community Trust Bancorp, Inc.

  Overview:

   We are a bank holding company headquartered in Pikeville, Kentucky that provides commercial and retail banking services in eastern, central and south central Kentucky and southern West Virginia. Our principal bank operating subsidiary is Community Trust Bank, N.A, which, along with recently acquired Citizens National Bank & Trust of Hazard, operates a total of 74 banking locations in 29 counties. Trust Company of Kentucky, N.A. is our other principal operating subsidiary, which is headquartered in Lexington, Kentucky and offers a wide range of trust and investment services, including brokerage services. At September 30, 2001, we had total assets of $2.4 billion, total deposits of $2.1 billion and total shareholders' equity of $190.8 million, and Trust Company of Kentucky had approximately $822 million of total assets under management. We will become the largest bank holding company headquartered in Kentucky assuming the completion of the recently announced BB&T Corporation's acquisition of Area Bancshares Corporation. Our common stock is listed on the Nasdaq National Market under the symbol "CTBI."

   We attribute our successful operations, growth and profitability to the following:

  . We began operations in 1903 in Pikeville, Kentucky as Pikeville National Bank. In 1987, we began an acquisition program to diversify away from the local area's reliance on the coal industry. We have since acquired 14 banks and 17 branches operating in 5 independent markets throughout the region and changed the name of our primary bank subsidiary to Community Trust Bank to properly reflect the different communities we serve. These acquisitions have been consistent with our plan to expand our footprint by adding banking locations within contiguous markets to increase in-market synergies and operational efficiencies.

  . We emphasize customer service and pursue long-term relationships with both our commercial and retail customers. With a solid reputation and broad range of financial products, we continue to capitalize on our tradition of attention to customer service. We believe this attention positively differentiates us from our larger regional bank competitors.

  . One of the core strengths of our company is our experienced management team. Combined, our seven member executive management team has over 180 years of banking experience, with 104 of those years being with Community Trust Bank.

  . As a result of internal growth and acquisitions, from 1996 through 2000, our average annual loan growth rate was 8.8% and our average annual deposit growth rate was 6.5%.

  . From 1996 through 2000, our average annual book value growth rate was 7.2% and our average annual dividends per share growth rate was 8.5%.

  Our Business Strategy:

   Organizational structure promoting decentralized-decision making and "community bank" philosophy. We believe that our "community bank" operating philosophy provides us with a competitive advantage in the communities we serve. We divide our operations into four geographic regions headed by regional presidents and divide the regions into markets headed by market presidents. Subject to standardized policies and procedures with centralized monitoring and established controls, we delegate to our local market presidents decision-making authority with regard to each of the following functions:

  .  loan and deposit pricing;

  .  loan approval;

  .  staff employment;

  .  sales leadership roles;

  .  marketing budget and charitable contributions; and

  .  customer service.

   Centralized operational and support functions to improve customer service, increase efficiency and effectively manage credit risk. Unlike many community banks, we have the asset size and employee depth required to provide products and services that are competitive with the regional and super regional financial service providers. Technology has enabled us to consolidate and centralize our operations, improve our consolidated credit risk management capabilities and offer a wider range of products and services. Most importantly, we have improved our ability to provide superior, personal service, the trademark of independent community banks, by significantly decreasing local market operational responsibilities.

   Commercial banking strategic focus on small and medium-sized, locally-owned and operated businesses. Our target commercial customers are typically locally-owned and operated businesses with borrowing needs of less than $1 million. However, with a legal lending limit in excess of $19 million at September 30, 2001, we are often able to compete effectively for larger credits with our regional bank peers. Our product line includes:

  .  secured and unsecured lending;

  .  cash management services;

  .  letters of credit; and

  . specialized lending products, such as asset based financing, USDA and SBA programs, and equipment lease financing.

   At September 30, 2001, the total outstanding principal balance of our commercial loan portfolio was $862 million, representing approximately 50% of our total loan portfolio.

   Full service branch network and consumer banking. We have 74 banking locations in 29 counties. Consistent with our "community bank" philosophy, we are accessible to our customers via the branch network. In addition to normal banking transaction services, our branch network provides customer access to consumer lenders, mortgage lenders, commercial lenders, trust and investment services and safe deposit boxes. To meet the demand for alternative delivery channels, we also offer:

  .  internet banking;

  .  an ATM network;

  .  debit cards; and

  .  24-hour voice response telephone bank.

   Efficient and professional management of trust and investment services. Our trust subsidiary provides trust and investment management services to clients throughout the bank's footprint. As a result of our significant growth through acquisitions, in 1995 we began implementing a program to reorganize, consolidate and standardize our trust and investment services operations. This program was successfully completed in 1997. At September 30, 2001, assets under management were $822 million. This subsidiary focuses primarily on investment management through personal trust and retirement accounts, placing an emphasis on internal investment expertise and high levels of customer contact. Much of our business development opportunities are the result of branch referrals. During the second quarter of 2001, we completed the transition of our joint venture brokerage operations to an in-house line of business.

  Our Growth Strategy:

   We believe that we will continue to have opportunities to grow profitably. Our growth strategy is to maximize the profitability of our existing branches through the employment of our "community bank" operating philosophy and our centralized operational support and management. We also feel that it is important to grow and expand our financial products, services and delivery channels to meet changing customer needs. In addition, we have developed, and expect to continue developing, a sales culture within Community Trust Bank designed to reward our employees for referring business through various incentive programs. As a result of the consolidation of our banks into our lead bank, Community Trust Bank, and our existing ample operational capacity for growth, we believe we are well-positioned to further improve our operating efficiencies.

   We believe that Kentucky's recent legislation permitting statewide branching increases our opportunities for geographic expansion and growth. Our plan is to expand our footprint by adding banking locations within contiguous markets to increase in-market synergies and operational efficiencies. Opportunities to enter new markets within and contiguous to our geographical footprint include:

  .  de novo branching;

  .  branch acquisitions; and

  .  bank acquisitions.

We believe that we are well-positioned within our markets to offer acquisition targets the opportunity to partner with a bank that shares their community bank philosophy and has an operational platform that includes:

  .  a more diverse selection of financial products and services; and

  .  more efficient and sophisticated back office operational support.

   We believe that these qualities have contributed to our prior growth and will be instrumental to the successful implementation of our business and growth strategies in the future.

   In January 2001, we acquired deposits, loans and fixed assets from The Bank of Mt. Vernon, Inc., adding offices in Mt. Vernon, Richmond, Somerset and Berea, Kentucky. In January 2002, we completed our acquisition of Citizens National Bank & Trust of Hazard, adding offices in Perry County, Kentucky. During the first quarter of 2002, we plan to merge Citizens' operations into Community Trust Bank, subject to regulatory approval.

                        CTBI Preferred Capital Trust II

   CTBI Preferred Capital Trust II is a newly created Delaware business trust. We created the trust to offer the preferred securities and to purchase the debentures. The trust has a term of 30 years but may be dissolved earlier as provided in the trust agreement. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. We will own all of the common securities of the trust.

   Our principal executive offices, as well as those of the trust, are located at 346 North Mayo Trail, Pikeville, Kentucky 41501. The main telephone number for us and the trust is (606) 432-1414.

                                 The Offering

The issuer..................  CTBI Preferred Capital Trust II

Securities being offered....  1,000,000 preferred securities, which represent preferred undivided interests in the assets of the trust. Those assets will consist solely of the debentures and payments received on the debentures. The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the debentures from us.

Offering price..............  $25.00 per preferred security.

When the trust will pay
  distributions to you......  Your purchase of the preferred securities entitles you to receive cumulative cash
                              distributions at a   % annual rate. Distributions
                              will accumulate from the date the trust issues the preferred securities and are to be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2002. As long as the preferred securities are represented by a global security, the record date for distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When the trust must redeem
  the preferred securities..  The debentures will mature and we must redeem the preferred securities on March 31, 2032. We have the option, however, to shorten the maturity date to a date not earlier than March 31, 2007. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required by law or regulation.

Redemption of the preferred
  securities before March
  31, 2032 is possible......  The trust must redeem the preferred securities when the debentures are paid at maturity or upon any earlier redemption of the debentures to the extent the debentures are redeemed. We may redeem all or part of the debentures at any time on or after March 31, 2007. In addition, we may redeem, at any time, all of the debentures if:

                             .   existing laws or regulations, or the
                                 interpretation or application of these laws or regulations, change, causing the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes; or causing the trust to become subject to federal income tax or to certain other taxes or governmental charges;

                             . existing laws or regulations change, requiring the trust to register as an investment company; or

                             . the capital adequacy guidelines of the Federal Reserve change so that the preferred securities no longer qualify as Tier 1 capital.

                              If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25.00 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

                              Upon prior approval of the Federal Reserve, if required, we may also redeem the debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we repurchase, plus a proportionate amount of common securities, but only by surrendering to the property trustee a like amount of the preferred securities and common securities that we then own. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of trust securities, plus accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange for the trust securities will be cancelled.

We have the option to extend
  the interest payment period The trust will rely solely on payments made by us under the debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond March 31, 2032. If we defer interest payments on the debentures:

                             . the trust will also defer distributions on the preferred securities;

                             . the distributions to which you are entitled will accumulate; and

                             .   these accumulated distributions will earn
                                 interest at an annual rate of    %, compounded
                                 quarterly, until paid. At the end of any deferral period, we will pay to the trust all accrued and unpaid interest under the debentures. The trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if
  distributions on the
  preferred securities are
  deferred..................  If a deferral of payment occurs, you must recognize the amount of the deferred
                              distributions as income for United States federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash basis taxpayer.

Our full and unconditional
  guarantee of payment......  Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities. Under the guarantee agreement, we guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities. Under the guarantee agreement, we guarantee that the trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon dissolution of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, the trust will not have suficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.

We may distribute the
  debentures directly to you  We may, at any time, dissolve the trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required by law or regulation. If we distribute the debentures, we will use our reasonable efforts to list the debentures on the American Stock Exchange or such other securities exchange or other organization as the preferred securities are then listed or traded.

How the securities will rank
  in right of payment.......  Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                             . the preferred securities will rank equally with the common securities of the trust. The trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on or redemptions of the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

                             . our obligations under the debentures and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

                             .   because we are a holding company, the
                                 debentures and the guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the
  preferred securities......  Except in limited circumstances, holders of the preferred securities will have no voting rights.

Proposed American Stock
  Exchange symbol...........  BPF

You will not receive
  certificates..............  The preferred securities will be represented by a global preferred security certificate that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

  How the proceeds of this
  offering will be used...    The trust will invest the proceeds from the sale
                              of the preferred securities in the debentures. We estimate the net proceeds, before expenses, to us from the sale of the debentures to the trust, after deducting underwriting expenses and commissions, will be approximately $ million. We expect to use approximately $12.3 million of the net proceeds from the sale of the debentures to redeem our 8.25% senior notes due January 1, 2003, and $8 million to pay down our line of credit, approximately $2.5 million of which was used for the acquisition of Citizens National
                              Bank & Trust of Hazard. The remaining net proceeds will be used for general corporate purposes.

   Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 10.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   Set forth below is our selected consolidated financial information and other financial data. The selected balance sheet and statement of income data, insofar as they relate to the year ended December 31, 2000 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP. The selected balance sheet and statement of net income data for the years ended December 31, 1999, 1998, 1997 and 1996 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP. The selected consolidated financial data as of and for the nine-month periods ended September 30, 2001 and 2000 are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results as of and for the nine month periods ended September 30, 2001 and 2000 have been included. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the nine-month period ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year ended December 31, 2001.

                                       As of or For the Nine
                                           Months Ended
                                           September 30,            As of or For the Year Ended December 31,
                                       --------------------- ------------------------------------------------------
                                          2001       2000       2000       1999       1998       1997       1996
                                       ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                             (Dollars in thousands except per share data)
Summary of income:
Interest income....................... $  135,474 $  129,787 $  175,749 $  163,516 $  160,570 $  150,588 $  144,447
Interest expense......................     74,307     66,403     91,515     79,740     83,986     74,076     69,092
Net interest income...................     61,167     63,384     84,234     83,776     76,584     76,512     75,355
Provision for loan losses.............      6,345      6,637      9,217      9,105     16,008     11,154      7,285
Noninterest income....................     17,614     14,081     19,526     21,026     19,466     18,442     14,439
Noninterest expense...................     48,273     46,697     61,927     64,388     62,166     59,892     55,243
Income before income taxes and
 extraordinary gains..................     24,163     24,131     32,616     31,309     17,876     23,908     27,266
Extraordinary gain, net of tax........         --         --         --         --         --      3,085         --
Income before income taxes............     24,163     24,131     32,616     31,309     17,876     26,993     27,266
Income taxes..........................      7,734      7,539     10,270      9,464      3,907      7,924      8,471
Net income............................ $   16,429 $   16,592 $   22,346 $   21,845 $   13,969 $   19,069 $   18,795

Common share data:
Diluted earnings per share............ $     1.42 $     1.38 $     1.87 $     1.79 $     1.14 $     1.56 $     1.55
Diluted earnings per share before
 extraordinary gain...................       1.42       1.38       1.87       1.79       1.14       1.31       1.55
Book value per share..................      16.72      15.10      15.55      14.19      13.54      12.98      11.91
Tangible book value per share.........      11.18      10.23      10.73       9.30       8.40      11.52      10.28
Cash dividends declared...............       0.60       0.56       0.75       0.72       0.66       0.61       0.55
Weighted average common and
 common equivalent shares, diluted....     11,594     12,032     11,955     12,198     12,257     12,246     12,168

Balance sheet data at period end:
Total assets.......................... $2,422,405 $2,221,994 $2,261,975 $2,176,090 $2,248,039 $1,852,667 $1,840,025
Loans.................................  1,724,389  1,688,541  1,694,525  1,619,480  1,502,386  1,428,429  1,309,623
Allowance for loan losses.............     24,059     25,759     25,886     25,102     26,089     20,465     18,825
Securities............................    403,053    289,317    285,596    330,588    384,411    281,542    367,685
Deposits..............................  2,069,585  1,909,998  1,943,916  1,877,334  1,921,141  1,465,003  1,480,822
Long-term debt........................     47,944     48,060     48,060     48,174     48,323     53,463     19,136
Shareholders' equity..................    190,799    177,172    181,904    172,419    164,795    158,019    144,754

                                       As of or For the Nine
                                           Months Ended
                                           September 30,               As of or For the Year Ended December 31,
                                      ----------------------  ----------------------------------------------------------
                                         2001        2000        2000        1999        1998        1997        1996
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                              (Dollars in thousands except per share data)
Balance sheet data, averages:
Assets............................... $2,412,124  $2,178,810  $2,195,380  $2,182,721  $2,038,680  $1,837,874  $1,762,009
Loans................................  1,751,856   1,655,434   1,666,062   1,557,703   1,468,776   1,406,041   1,215,243
Earning assets.......................  2,227,007   1,985,000   2,004,686   1,976,679   1,871,898   1,702,290   1,632,532
Deposits.............................  2,065,315   1,872,175   1,886,198   1,882,365   1,650,801   1,459,551   1,467,794
Shareholders' equity.................    186,541     175,933     176,911     169,467     162,689     159,036     138,925

Asset quality ratios:
Nonperforming loans to total loans...       1.70%       1.32%       1.54%       1.16%       1.40%       1.49%       1.31%
Nonperforming assets to total assets.       1.30        1.20        1.34        0.95        1.00        1.27        0.96
Allowance to nonperforming loans,
 end of period.......................      81.94      116.90       99.30      135.77      125.63       94.97      113.50
Allowance to net loans, end of period       1.40        1.53        1.53        1.55        1.74        1.43        1.44
Net chargeoffs to average loans......       0.22        0.28        0.51        0.65        0.78        0.66        0.37

Profitability and performance
 ratios:
Return on average assets.............       0.91%       1.02%       1.02%       1.00%       0.69%       1.05%       1.07%
Return on average common equity......      11.78       12.60       12.63       12.89        8.59       12.31       13.53
Dividend payout ratio................      42.25       40.58       40.11       40.10       57.77       46.54       35.29
Net interest margin (1)..............       3.76        4.37        4.33        4.37        4.21        4.66        4.76
Efficiency ratio (2).................      60.61       59.13       58.53       60.14       63.44       61.79       60.03

Liquidity and capital ratios:
Average loans to average deposits....       84.8%       88.4%       88.3%       82.8%       89.0%       96.3%       82.8%
Average equity to average assets.....       7.73        8.07        8.06        7.76        7.98        8.65        7.88
Tier 1 risk-based capital............       9.06        9.06        9.26        8.92        8.50        9.97        9.71
Total risk-based capital.............      10.30       10.32       10.51       10.17        9.75       11.23       10.96
Leverage ratio.......................       6.66        7.29        7.29        7.09        6.09        7.75        7.05

Ratio of earnings to fixed
 charges(3):
Including interest expenses on
 deposits............................       1.33        1.36        1.36        1.39        1.21        1.32        1.39
Excluding interest expense on
 deposits............................       4.82        4.94        4.95        5.02        2.33        3.01        4.20

--------
(1) Net interest income divided by average interest-earning assets.
(2) Non-interest expense divided by the sum of net interest income, on a tax equivalent basis, plus non-interest income.
(3) For purposes of computing ratios of earnings to combined fixed charges, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges include gross interest expense, other than interest on deposits in one case and inclusive of such interest in the other, and the proportion deemed representative of the interest factor or rent expense, net of income from subleases.

                                 RISK FACTORS

   An investment in the preferred securities involves a number of risks. Some of these risks relate to the preferred securities and others relate to us and the financial services industry, generally. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

   Because the trust will rely on the payments it receives on the debentures from us to fund all payments on the preferred securities, and because the trust may distribute the debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the debentures and the guarantee.

        Risks Related to an Investment in Community Trust Bancorp, Inc.

Our profitability depends significantly on local economic conditions.

   Our success is dependent on the general economic conditions of the communities we serve. Unlike larger banks that are more geographically diversified, we provide financial and banking services primarily to eastern, central and south central Kentucky and southern West Virginia. The economies of a majority of these markets are dependent to a significant extent on the coal industry and coal related industries. The economic conditions in these areas have a significant impact on loan demand, the ability of borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, and in particular the coal industry, will affect these local economic conditions and will negatively affect the financial results of our banking operations. Factors influencing general economic conditions include inflation, recession, unemployment and other factors beyond our control.

   Although local economic conditions have not been greatly effected by the events of September 11, 2001 or the more recent terrorist activities and threats, these events may eventually effect economic conditions in general and in our primary market areas. If those events and other related events cause a decline in the economy in general and in our primary market areas in particular, then for the reasons described in the previous paragraph, our results of operations and financial condition could be adversely effected. See "-- Fluctuations in interest rates could reduce our profitability."

Fluctuations in interest rates could reduce our profitability.

   We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will work against us, and our earnings may be negatively affected.

   We are unable to predict fluctuations of market interest rates, which are affected by, among other factors, changes in the following:

  .  inflation rates;

  .  levels of business activity;

  .  unemployment levels;

  .  money supply; and

  .  domestic and foreign financial markets.

   Our asset-liability management strategy, which is designed to mitigate our risk from changes in market interest rates, may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. This is especially true when fluctuations in interest rates exceed general expectations such as the recent decreases in interest rates since September 11, 2001.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

   Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant credit losses which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance for loan losses may not be sufficient to cover loan losses inherent in our loan portfolio and adjustments may be necessary due to unfavorable economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income.

   In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

We rely on local businesses which may have less diverse customer bases than their national competitors, which may make them more susceptible to changes in the local economy.

   We target our business development and marketing strategy primarily to serve the banking and financial needs of small and medium sized, locally owned and operated businesses. These businesses may not have as diverse customer bases as businesses serving regional or national markets. If general economic conditions such as inflation, recession, unemployment and other factors beyond our control negatively impact our market area, our results of operations and financial condition could be significantly affected.

Competition with other financial institutions could adversely affect our profitability.

   We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. This competition may reduce or limit our margins on banking, investment management and trust services, reduce our market share and adversely affect our results of operations and financial condition.

   The Gramm-Leach-Bliley Act of 1999 (the "Gramm Act") has expanded the permissible activities of a bank holding company. The Gramm Act allows qualifying bank holding companies to elect to be treated as financial holding companies. A financial holding company may engage in activities that are financial in nature or are incidental or complementary to financial activities. The Gramm Act also eliminated restrictions imposed by the Glass-Steagall Financial Services Law, adopted in the 1930s, which prevented banking, insurance and securities firms from fully entering each other's business. While it is uncertain what the full impact of this legislation will be, it is likely to result in further consolidation in the financial services industry. In addition, removal of these restrictions will likely increase the number of entities providing banking services and thereby create additional competition.

   In the 2000 session, the Kentucky legislature enacted legislation that permits statewide branching, thereby increasing the geographic expansion and growth opportunities for banks.

We may be unable to make acquisitions or to integrate our acquisitions successfully.

   Our growth strategy is impacted by our ability to acquire other financial institutions. We may not be able to make future acquisitions and, if completed, we may not be able to successfully integrate the operations, management, products and services of the entities we acquire. Following each acquisition, we must expend managerial, operational, financial and other resources to integrate these entities. In particular, we may be required to install and standardize adequate operational and control systems, deploy or modify equipment, implement marketing efforts in new as well as existing locations and employ and maintain qualified personnel. Our failure to successfully integrate the entities we acquire into our existing operations may adversely affect our financial condition and results of operations.

We rely heavily on our management team, and the unexpected loss of key managers may adversely affect our operations.

   Our success to date has been strongly influenced by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management teams of each of our lines of business will continue to be important to successful implementation of our strategies. We do not have employment or non-compete agreements with any of these key employees. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations.

   We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our results of operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory power may have a negative impact on our results of operations and financial condition.

          Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the debentures, the trust will be unable to pay distributions and liquidation amounts. Our guarantee will not apply because the guarantee covers payments only if the trust has funds available.

   The trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

To the extent we must rely on dividends from our subsidiaries to make interest payments on the debentures to the trust, our available cash flow may be restricted and distributions may be deferred.

   We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the bank holding company and dividends from our subsidiaries. Dividend payments or extensions of credit from our subsidiaries are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiaries. The ability of our subsidiaries to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We cannot assure you that our subsidiaries will be able to pay dividends in the future.

The debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

   Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness. As of September 30, 2001, we had approximately $57 million outstanding principal amount of short- and long-term senior and subordinated debt. The issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities. Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our direct and indirect subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you.

   We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes an amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date. Although we do not believe this to be the case, the mere existence of the right to defer interest could result in your being required to recognize interest income as it accrues even though we have not exercised our deferral right.

   You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

   We do not currently intend to exercise our right to defer interest payments on the debentures. However, in the event of a deferral period, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

Regulators may preclude us from making distributions on the debentures in the event our regulatory capital, liquidity or financial performance deteriorates.

   We and our subsidiaries are subject to extensive federal and state law, regulation and supervision. Our regulators monitor our financial condition on a periodic basis and may impose limitations on our operations and business activities under various circumstances. In response to any perceived deficiencies in liquidity or regulatory capital levels, our regulators may require us to obtain their consent prior to paying dividends on our capital stock or interest on the debentures. In the event our regulators withheld their consent to our payment of interest on the debentures, we would exercise our right to defer interest payments on the debentures, and the trust would not have funds available to make distributions on the preferred securities during the deferral period. This action by our regulators may or may not be taken in conjunction with similar restrictions on the ability of our subsidiaries to pay dividends to us. See "-- To the extent we must rely on dividends from our subsidiaries to make interest payments on the debentures to the trust, our available cash flow may be restricted and distributions may be deferred." The commencement of a deferral period with respect to interest on the debentures and, accordingly, distributions on the preferred securities, would likely cause the market price of the preferred securities to decline. See "-- We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you."

We have made only limited covenants in the indenture and the trust agreement, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

   The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the debentures. The indenture also limits our ability and the ability of any subsidiary to incur, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment with the debentures. Except as described above, neither the indenture or the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

In the event we redeem the debentures before March 31, 2032, you may not be able to reinvest your principal at the same or a higher rate of return.

   Under the following circumstances, we may redeem the debentures before their stated maturity:

  . We may redeem the debentures, in whole or in part, at any time on or after March 31, 2007.

  . We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Debentures -- Redemption."

   You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities prior to such distribution.

   The trust may be dissolved at any time before maturity of the debentures on March 31, 2032. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you.

   We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon dissolution of the trust. The preferred securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

   Under federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. If there is a change in law, a distribution of debentures upon the dissolution of the trust could be a taxable event to you.

You are subject to repayment risk because possible tax law changes could result in a redemption of the preferred securities.

   Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the debentures for federal income tax purposes, making redemption of the debentures likely and resulting in a redemption of the preferred securities.

   From time to time, Congress has proposed federal income tax law changes that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument has a term exceeding 15 years and if the debt instrument is not reflected as indebtedness on the issuer's consolidated balance sheet. Other proposed federal income tax law changes would have denied interest deductions if the debt instrument had a term exceeding 20 years. These proposals were not enacted into law. Although it is impossible to predict whether future proposals of this nature will be introduced and enacted with application to already issued and outstanding securities, in the future we could be precluded from deducting interest on the debentures in this event. Enactment of this type of proposal might in turn give rise to a Tax Event as described under "Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

Trading characteristics of the preferred securities may create adverse tax consequences for you.

   The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount. See "Federal Income Tax Consequences."

   If interest on the debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Federal Income Tax Consequences" for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities, and their market price may decline after you invest.

   There is currently no public market for the preferred securities. Although we have applied to have the preferred securities listed on the American Stock Exchange, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the quotation of the preferred securities will continue to be listed on the American Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

   Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

   The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

   You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default after receipt of a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights, and we can amend the trust agreement to change the terms and conditions of the administration, operation and management of the trust without your consent.

   Holders of preferred securities have limited voting rights. We can, without your consent, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of the trust. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee. In certain circumstances, with the consent of the holders of a majority in the aggregate liquidation amount of the preferred securities, we may amend the trust agreement to ensure that the trust remains classified for federal income tax purposes as a grantor trust and to ensure that the trust retains its exemption from status as an "investment company" under the Investment Company Act, even if such amendment adversely affects your rights as a holder of preferred securities. For more information regarding limitation on your ability to control amendments to the trust agreement, see "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain of the statements contained in this prospectus that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Our actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to the following:

  . portfolio growth and the credit performance of the portfolios, including bankruptcies and seasonal factors;

  . changes in general economic conditions, including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates;

  . realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities;

  .  results of various investment activities;

  .  competitors' pricing policies;

  .  changes in laws and regulations on competition;

  . demographic changes on target market populations' savings and financial planning needs;

  . industry changes in information technology systems on which we are highly dependent;

  . failure of acquisitions to produce revenue enhancements or cost savings at levels or within time frames originally anticipated or unforeseen integration difficulties;

  . adoption of a FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and

  .  legal proceedings and related matters.

   In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Office of the Comptroller of Currency, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect our results. These statements are representative only on the date hereof, we undertake no obligation to update any forward-looking statements made. We discuss these uncertainties and others in the sections of this prospectus named "Risk Factors."

                                USE OF PROCEEDS

   The trust will invest all of the proceeds from the sale of the trust securities in the debentures. We anticipate that the net proceeds from the sale
of the debentures will be approximately $   million after deduction of offering
expenses estimated to be $   and underwriting commissions. We expect to use
approximately $12.3 million of the net proceeds from the sale of the debentures to redeem our 8.25% senior notes due January 1, 2003, and $8 million to pay down our line of credit, approximately $2.5 million of which was used for the acquisition of Citizens National Bank & Trust of Hazard. The remaining net proceeds will be used for general corporate purposes.

                                CAPITALIZATION

   The following table sets forth our indebtedness and capitalization at September 30, 2001 on an actual basis and on a pro forma as adjusted basis to give effect to the offering and the application of the estimated net proceeds from the corresponding sale of the debentures as described under "Use of Proceeds," as if such sale had been consummated on September 30, 2001.

   You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000.

                                                                      As of September 30, 2001 (Unaudited)
                                                                      ------------------------------------
                                                                                    Pro Forma   Pro Forma
                                                                        Actual     Adjustments As Adjusted
                                                                       --------    ----------- -----------
                                                                             (Dollars in thousands)
Short-Term Indebtedness:
Parent company:
   Revolving line of credit, expires January 31, 2002................ $  8,000      $ (8,000)   $     --
Subsidiaries:
   Federal funds purchased...........................................   20,230            --      20,230
   Securities sold under agreements to repurchase....................   50,411            --      50,411
                                                                       --------     --------    --------
       Total short-term indebtedness.................................   78,461        (8,000)     70,641

Long-Term Indebtedness:
Parent company:
   Senior notes, 8.25% interest, due January 1, 2003.................   12,230       (12,230)         --
Subsidiaries:
   Capital lease obligations.........................................    1,212            --       1,212
   Other.............................................................        2            --           2
                                                                       --------     --------    --------
       Total long-term indebtedness..................................   13,444       (12,230)      1,214

Company Obligated Trust Preferred Securities:
Trust preferred securities, 9.0% interest, due March 31, 2027........   34,500            --      34,500
Trust preferred securities (1).......................................       --        25,000      25,000

Shareholders' Equity:
Preferred stock, 300,000 shares authorized and unissued Common stock,
  $5 par value, shares authorized 25,000,000 shares outstanding
  11,413,704.........................................................   57,068            --      57,068
Capital surplus......................................................   51,026            --      51,026
Retained earnings....................................................   77,927            --      77,927
Accumulated other comprehensive income, net of tax...................    4,778            --       4,778
                                                                       --------     --------    --------
       Total shareholders' equity.................................... $190,799      $     --    $190,799
                                                                       ========     ========    ========
       Total capitalization (2)...................................... $238,743      $ 12,770    $251,513
                                                                       ========     ========    ========

                                              As of September 30, 2001 (Unaudited)
                                              -----------------------------------
                                                            Pro Forma   Pro Forma
                                              Actual       Adjustments As Adjusted
                                              ------       ----------- -----------
                                                     (Dollars in thousands)

   Capital Ratios (3):
   Total shareholders' equity to total assets  7.88%                       7.87%
   Tier 1 risk-based capital ratio (4).......  9.06                       10.38
   Total risk-based capital ratio (4)........ 10.30                       11.61
   Leverage ratio (4)(5).....................  6.66                        7.63

--------
(1) Reflects the preferred securities at their issue price. As described herein, the only assets of the trust, which is our subsidiary, will be approximately $25.8 million in aggregate principal amount of subordinated debentures, including the amount attributable to the issuance of the common securities of the trust, which will mature on March 31, 2032. We will own all of the common securities issued by the trust.
(2) Includes shareholders' equity and long-term indebtedness.
(3) The capital ratios, as adjusted, are computed including the estimated proceeds from the sale of the preferred securities in a manner consistent with Federal Reserve regulations.
(4) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities can only be included up to the amount constituting 25% of total Tier 1 core capital elements (including preferred securities). As adjusted for this offering, our Tier 1 capital as of September 30, 2001 would have been approximately $182 million, of which $25.0 million would have been attributable to the preferred securities offered by this prospectus.
(5) The leverage ratio is Tier 1 capital divided by average quarterly assets after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                             ACCOUNTING TREATMENT

   The trust will be treated, for financial reporting purposes, as our finance subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Trust preferred securities," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income.

   Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited consolidated financial statements stating that:

  .  the trust is wholly owned;

  . the sole assets of the trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

  . our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

   Under accounting rules of the SEC, we are not required to include separate financial statements of the trust in this prospectus because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in the prospectus.

                             REGULATORY TREATMENT

   We are required by the Federal Reserve to maintain current levels of capital for bank regulatory purposes. We expect that the preferred securities will be treated as Tier 1 capital of Community Trust Bancorp, Inc. for these purposes.

                                  MANAGEMENT

   Our directors and executive officers and their principal position(s) with Community Trust Bancorp, Inc. are shown in the following table.

       Name                                Position(s)
       ----                                -----------
Burlin Coleman........ Chairman of the Board
Jean R. Hale.......... Vice Chairman, President and Chief Executive Officer
Mark A. Gooch......... Executive Vice President and Treasurer
Ronald M. Holt........ Executive Vice President
William Hickman III... Executive Vice President and Secretary
James B. Draughn...... Executive Vice President
Michael S. Wasson..... Executive Vice President
Charles J. Baird...... Director
Nick A. Cooley........ Director
William A. Graham, Jr. Director
M. Lynn Parrish....... Director
Ernest M. Rogers...... Director

   Burlin Coleman, age 72, has served Community Trust Bank and its predecessor bank since 1949 until his retirement in 1994. He came out of retirement in 1996 to serve as President and Chief Executive Officer of Community Trust Bancorp, Inc. until June 1999. He continues to serve as Chairman of Community Trust Bancorp, Inc. and Community Trust Bank.

   Jean R. Hale, age 54, has served as President and CEO of Community Trust Bancorp, Inc. since July 1, 1999. Ms. Hale has served in various positions within Community Trust Bank since 1969. Since April 2001, she has also served as Vice Chairman of Community Trust Bancorp and Community Trust Bank. She has been a director of Community Trust Bancorp, Inc. and Community Trust Bank since 1993. She currently serves on the board of directors of many organizations including: Kentucky Economic Development Finance Authority of the State of Kentucky (Chairman), Kentucky Coal and Export Council, Prestonburg Community College (Chairman), KCTCS Foundation, East Kentucky Exposition Center and Commonwealth Small Business Development Corporation. Ms. Hale served as a director of the Federal Reserve Bank of Cleveland, Cincinnati branch from 1995 to 2001.

   Mark A. Gooch, age 42, has been in the banking industry since 1975. He has been with Community Trust Bank since 1987 serving in many positions. He became President and CEO of Community Trust Bank and Executive Vice President and Treasurer of Community Trust Bancorp, Inc. in July 1999 after holding many positions with Community Trust Bank. He is a director of Pike County Chamber of Commerce, Kentucky Bankers Association and P-16 Education Council.

   Ronald M. Holt, age 54, joined Community Trust Bancorp, Inc. in April 1995 to supervise trust and investment activities. With 30 years of investment and financial services sales experience, he has earned a number of professional designations including Certified Financial Planner and Certified Trust and Financial Advisor. Mr. Holt is a former director and regional manager of a $130 billion trust department.

   William Hickman III, age 51, joined us in 1980 to form Community Trust Bank's legal department. He left in 1994 to practice law and returned in 1997 to serve as Executive Vice President and Secretary of Community Trust Bancorp, Inc. and Executive Vice President and Staff Attorney of Community Trust Bank.

   James B. Draughn, age 42, has been with Community Trust Bank since May 1993 during which time he has held several positions. He became an Executive Vice President of Community Trust Bancorp, Inc. and Executive Vice
President/Operations in July 2001. Mr. Draughn serves on the Morehead State University Advisory Board.

   Michael S. Wasson, age 50, joined Community Trust Bank on June 1, 2000 as market president for the Lexington market. In October 2000 he was promoted to Executive Vice President of Community Trust Bancorp, Inc. and regional president to the central Kentucky market. Mr. Wasson has been involved in the financial service industry since 1970. Prior to joining Community Trust, he was senior manager for Mercantile Bancorporation. He serves as a director of Downtown Lexington Corporation and Resources Education and for Community Housing, Inc. He is currently serving on the access loan committee for the Lexington, Kentucky Chamber of Commerce.

   Charles J. Baird, age 51, has served as a director since 1987. Mr. Baird is an attorney with Baird & Baird, P.S.C.

   Nick A. Cooley, age 68, has served as a director since 1980. Mr. Cooley is the President of Unit Coal Corporation.

   William A. Graham, Jr., age 64, has served as a director since 1990. Mr. Graham is the Chairman of the Advisory Board--Flemingsburg Market, Community Trust Bank, National Association.

   M. Lynn Parrish, age 52, has served as a director since 1993. Ms. Parrish is President of Knott Floyd Land Co., Inc.

   Ernest M. Rogers, age 74, has served as a director since 1980. Mr. Rogers is President and General Manager of Rogers Petroleum Services, Inc.

--------
Ages as of December 31, 2001.

                           DESCRIPTION OF THE TRUST

   The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as depositor, and the trustees named in the trust agreement. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

   The following discussion contains a description of the material terms of the trust agreement of the trust and is subject to, and is qualified in its entirety by reference to, the amended and restated trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

   The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the common securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

   The trust exists exclusively for the purposes of:

  .  issuing and selling the preferred securities to the public for cash;

  .  issuing and selling its common securities to us;

  . investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

  . engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to securities holders, furnishing notices and other administrative tasks.

   The trust will not have any independent business operations or any assets, revenues or cash flows other than those related to the issuance and administration of the trust securities.

   The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

   The number of trustees of the trust, pursuant to the amended and restated trust agreement, initially will be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with us. These three are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, First Union Trust Company, National Association, a national banking association, will act as the Delaware trustee. The fifth trustee, called the property trustee, will initially be First Union Trust Company, National Association. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, First Union Trust Company, National Association will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

   The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest-bearing "payment account" established with First Union Trust Company, National Association to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                    DESCRIPTION OF THE PREFERRED SECURITIES

   The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust." First Union Trust Company, National Association will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

   The following discussion contains a description of the material provisions of the preferred securities and is subject to, and is qualified in its entirety by reference to, the trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of 1,000,000 preferred securities to be sold to the public and 30,928 common securities which we will acquire. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any indebtedness.

   The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default under the indenture with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "-- Subordination of Common Securities."

   The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

   Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

   Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be June 30, 2002.

   Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in Pikeville, Kentucky, Wilmington, Delaware or the Borough of Manhattan, New York City, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

   Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond March 31, 2032 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts
at the annual rate of   %, compounded quarterly from the relevant distribution
date. The term "distributions" as used in this prospectus includes those accumulated amounts.

   During an extension period, we may not:

  . declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than the payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

  . make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally, or junior to, the debentures;

  . make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

  . redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

   After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

   We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

Redemption or Exchange

   General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the debentures:

  . in whole at any time, or in part from time to time, on or after March 31, 2007;

  . at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

  . at any time, to the extent of any preferred securities we repurchase, plus a proportionate amount of the common securities we hold.

   Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any debentures, whether on March 31, 2032 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days nor more than 60 days notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

   Distribution of Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required by law or regulation, we will have the right at any time to dissolve the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See "-- Liquidation Distribution Upon Dissolution."

   After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

  .  those trust securities will no longer be deemed to be outstanding;

  . certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

  . we will use our reasonable efforts to list the debentures on the American Stock Exchange or such other securities exchange or other organization as the preferred securities are then listed or traded;

  . any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

  . all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

   We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

   Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption

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

price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures. See "Description of the Debentures --Redemption."

   "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

  . interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

  . the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

  . the trust is, or will be within 90 days after the date of the opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

   "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

   "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

   For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

   Redemption of Debentures in Exchange for Preferred Securities We Repurchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have repurchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures.

   The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities purchased by us to the preferred securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange for the trust securities will be canceled.

Redemption Procedures

   Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

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

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

   If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

   If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

   If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

   Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

   If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

   Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

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

Subordination of Common Securities

   Payment of distributions on, and the redemption price of, the preferred securities and common securities of the trust will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

   In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Dissolution

   We will have the right at any time to dissolve the trust and cause the debentures to be distributed to the holders of the trust securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

   In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

  .  our bankruptcy, dissolution or liquidation;

  . the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to dissolve the trust;

  . redemption of all of the preferred securities as described under "-- Redemption or Exchange -- Mandatory Redemption;" or

  .  the entry of a court order for the dissolution of the trust.

   With the exception of a redemption as described under "-- Redemption or Exchange -- Mandatory Redemption," if an early dissolution of the trust occurs, the trust will be wound up by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

  . in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

  . with an interest rate identical to the distribution rate on the trust securities; and

  . with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

   If the property trustee determines that the distribution of debentures is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts

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

payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

   Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Federal Income Tax Consequences -- Receipt of Debentures or Cash Upon Liquidation of the Trust" for more information regarding a taxable distribution. If we do not elect to redeem the debentures prior to maturity or to dissolve the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures.

   If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures -- General."

Liquidation Value

   The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "-- Liquidation Distribution upon Dissolution."

Events of Default; Notice

   Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

  . the occurrence of an event of default under the indenture, see "Description of the Debentures -- Debenture Events of Default;"

  . a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

  . a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

  . a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustees by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

  . the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

   Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they or we are in compliance with all the conditions and covenants applicable to them under the trust agreement.

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

   If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon dissolution of the trust. See " -- Subordination of Common Securities" and " -- Liquidation Distribution Upon Dissolution." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

Removal of the Trustees

   Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities generally have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

   Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (a) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (b) to act as separate trustee of any trust property. In either case, these persons or entities will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

   Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

   The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be deemed to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate or be replaced by another trust if the following conditions are met:

  . the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities, referred to as "successor securities," so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

  . we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

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

  . the successor securities are listed or traded or shall be listed or traded on any national securities exchange or other organization in or on which the preferred securities are then listed, if any;

  . the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect;

  . the successor entity has a purpose substantially identical to that of the trust;

  . prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

  . we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement. Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

   Except as described below and under "Description of the Guarantee -- Amendments" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

   The trust agreement may be amended from time to time by us, as holders of the common securities, and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

  .  with respect to acceptance of appointment by a successor trustee;

  . to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of preferred securities; or

  . to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

   With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

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

   As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

  . direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

  .  waive any past default that is waivable under the indenture;

  . exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

  . consent to any amendment or termination of the indenture or the debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

   The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities, except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will continue to be classified as a grantor trust and will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

   Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote to be given to each holder of record of trust securities.

   No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

   Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

   The preferred securities will be represented by one or more global preferred securities certificates registered in the name of The Depository Trust Company, New York, New York, referred to below as DTC, or its nominee. A global preferred security certificate is a certificate representing preferred securities of more than one beneficial owner. Ownership of beneficial interests in the preferred securities represented by a global preferred securities certificate will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities certificate. See "Book-Entry Issuance."

   No global preferred security certificate may be exchanged for a certificate representing preferred securities registered in the names of persons other than DTC or its nominee unless:

  . DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred securities and we are unable to locate a qualified successor depositary;

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

  . we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

  . there shall have occurred and be continuing an event of default under the indenture.

   Any global preferred security certificate that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the preferred securities represented by a global preferred security certificate. If preferred securities certificates are issued in definitive form, the preferred securities certificates will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

   Unless and until it is exchanged in whole or in part for definitive preferred securities certificates, a global preferred security certificate may not be transferred, except as a whole, by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

   Payments on preferred securities represented by a global preferred securities certificate will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and certificates representing preferred securities will be exchangeable for certificates representing preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

   Upon the issuance of one or more global preferred securities certificates, and the deposit of the global preferred security certificate with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security certificate to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in preferred securities represented by a global preferred security certificate will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in preferred securities represented by a global preferred security certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in preferred securities represented by a global preferred security certificate through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in preferred securities represented by a global preferred security certificate.

   So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security certificate, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security certificate for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in preferred securities represented by a global preferred security certificate will not be entitled to have any of the individual preferred securities represented by the global preferred security certificate registered in their names, will not receive or be entitled to receive physical delivery of any preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

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

   None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security certificate representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

   We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of preferred securities represented by a global preferred security certificate, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the preferred securities represented by global preferred security certificate as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the preferred securities represented by a global preferred security certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

Payment and Paying Agency

   Payments in respect of the preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

   The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

   The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative courses of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

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Miscellaneous

   The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

  . the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

  . the trust will be classified as a grantor trust and not as an association taxable as a corporation for federal income tax purposes; and

  . the debentures will be treated as our indebtedness for federal income tax purposes.

   In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

   We are required to use our reasonable efforts to maintain the eligibility of the preferred securities for listing, quotation or inclusion on or in any national securities exchange or other self-regulatory organization on or in which the preferred securities are then listed, quoted or included (including, if applicable, the Nasdaq Stock Market) and to keep the preferred securities so listed, quoted or included for so long as the preferred securities remain outstanding, but this requirement will not prevent us from redeeming all or a portion of the preferred securities in accordance with the trust agreement and the indenture.

   Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

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                         DESCRIPTION OF THE DEBENTURES

   Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and First Union Trust Company, National Association, as indenture trustee. The indenture will be qualified under the Trust Indenture Act. The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   The debentures will be limited in aggregate principal amount to $25,773,200. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2002, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

   The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the
annual rate of   %, compounded quarterly.

   The debentures will mature on March 31, 2032 the stated maturity date. We may shorten this date once at any time to any date on or after March 31, 2007, subject to the prior approval of the Federal Reserve, if required by law or regulation.

   We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until on or after March 31, 2007, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined under redemption of "Preferred Securities -- Redemption or Exchange" has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.


   The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt, except in limited circumstances. See "Description of the Preferred Securities -- Subordination of Common Securities" and "Description of the Preferred Securities -- Miscellaneous."

   The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

Option to Extend Interest Payment Period

   As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then
accrued and unpaid, together with interest thereon at the annual rate of   %,
compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences."

   During an extension period, we are restricted from making certain payments. See " -- Restrictions on Payments."

   Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

   We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the American Stock Exchange, or other exchange or self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

   Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.


Restrictions on Payments

   We are restricted from making certain payments, as described below, if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

   If any of these events occur, we will not:

  . declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

  . make, or allow any of our subsidiaries to make, any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

  . make, or allow any of our subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee relating to the preferred securities; or

  . redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

Additional Sums to be Paid as a Result of Additional Taxes

   If the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

   Subject to prior approval of the Federal Reserve, if required by law or regulation, we may redeem the debentures prior to maturity:

  . on or after March 31, 2007 in whole at any time or in part from time to time;

  . in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

  . at any time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

   In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

   The debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

   As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution," under certain circumstances and with the Federal Reserve's approval, debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this distribution occurs, we will use our reasonable efforts to list the debentures on the American Stock Exchange or such other securities exchange or other organization as the preferred securities are then listed or traded. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

Subordination

   The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

   If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

   No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

   The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

  .  every obligation of the person for money borrowed;

  . every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  . every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

  . every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

  .  every capital lease obligation of the person; and

  . every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

   The term "senior debt" means the principal of, and premium and interest, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us), on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

  . any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

  . any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

  .  any debt to any of our employees;

  . any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

  .  debt which constitutes subordinated debt.

   The term "subordinated debt" means the principal of, and premium and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us) on debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

  . any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

  .  any debt to any of our employees;

  . any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

  .  debt which constitutes senior debt; and

  . any debt of ours under debt securities, and guarantees in respect of these debt securities, initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

   We expect from time to time to incur additional indebtedness (although we have no specific plans in this regard presently) and there is no limitation under the indenture on the amount we may incur. We had short- and long-term senior and subordinated debt of $57 million outstanding principal amount at September 30, 2001.

Payment and Paying Agents

   Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

   Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

   The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

   If we redeem any of the debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

   We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

  .  extend the maturity date of the debentures;

  . reduce the principal amount or the rate or extend the time of payment of interest; or

  . reduce the percentage of principal amount of debentures required to amend the indenture.

   As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Debenture Events of Default

   The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

  . our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

  . our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

  . our failure to observe or perform any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

  . our bankruptcy, insolvency or reorganization or dissolution of the trust, except for certain transactions specifically permitted by the trust agreement.

   The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. In the event the debentures are held by the trust, this waiver will not be effective without the consent of a majority in liquidation preference of the trust securities. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least a majority in aggregate liquidation amount of the preferred securities will have this right.

   If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

   We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

   If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

   The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. "Description of the Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

   We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

  . if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the preferred securities are then outstanding;

  . immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

  .  other conditions as prescribed in the indenture are met.

   Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of the Trust."

Satisfaction and Discharge

   The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

  .  have become due and payable; or

  . will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due on the stated maturity or redemption date, as the case may be.

   We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

   The indenture and the debentures will be governed by and construed in accordance with Kentucky law.

Information Concerning the Indenture Trustee

   The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

   We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

  . to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

  . not to voluntarily dissolve, wind up or liquidate the trust without prior approval of the Federal Reserve, if required by law or regulation;

  . to use our reasonable efforts to cause the trust (a) to remain a business trust and to avoid involuntary dissolution, winding up or liquidation, except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

  . to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures;

  . to use our reasonable efforts to maintain the eligibility of the preferred securities for listing, quotation or inclusion on or in any national securities exchange or other self-regulatory organization on or in which the preferred securities are then listed, quoted or included and to keep the preferred securities so listed, quoted or included for so long as the preferred securities remain outstanding; and

  . not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities.

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                              BOOK-ENTRY ISSUANCE

   DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co., as DTC's nominee. One or more global preferred securities certificates will be issued for the preferred securities and will be deposited with DTC.

   DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

   Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. These beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

   DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

   Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

   The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

   DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                         DESCRIPTION OF THE GUARANTEE

   The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. First Union Trust Company, National Association, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities.

   The following discussion contains a description of the material provisions of the guarantee and is subject to, and is qualified in its entirety by reference to, the guarantee agreement and the Trust Indenture Act. We urge prospective investors to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments, as defined below, to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

   The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

  . any accumulated and unpaid distributions required to be paid on the preferred securities;

  . with respect to any preferred securities called for redemption, the redemption price; and

  . upon a voluntary or involuntary dissolution, winding up or termination of the trust, other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities, the lesser of:

      (a) the amount of the liquidation distribution; and

      (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

   We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

   The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

   The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently and, except in certain circumstances, neither the indenture nor the trust agreement limits the amounts of senior and subordinated debt that we may incur.

   The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

   The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments

   Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Events of Default; Remedies

   An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee.

   Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

   We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

   The guarantee will terminate and be of no further force and effect upon:

  .  full payment of the redemption price of the preferred securities;

  .  full payment of the amounts payable upon dissolution of the trust; or

  .  distribution of the debentures to the holders of the preferred securities.

   If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

   The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Expense Agreement

   We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the trust securities the amounts due to the holders pursuant to the terms of the trust securities. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

   The guarantee will be governed by Kentucky law.

                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                       THE DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

   We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

   If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

   As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

  . the aggregate principal amount of the debentures will be equal to the sum of the stated liquidation amount of the trust securities;

  . the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

  . we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the trust securities the amounts due to the holders pursuant to the terms of the trust securities; and

  . the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

   A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

   The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust, or from us under the guarantee agreement, if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

   Upon any voluntary or involuntary dissolution, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution."

   Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the trust securities the amounts due to the holders pursuant to the terms of the trust securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                        FEDERAL INCOME TAX CONSEQUENCES

General

   The following discussion of the material federal income tax considerations that may be relevant to the purchasers of preferred securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Greenebaum Doll & McDonald PLLC, counsel to Community Trust Bancorp, Inc. and the trust.

   The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), Treasury regulations issued thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of preferred securities. Moreover, the discussion addresses only holders of preferred securities who are individual citizens or residents of the United States and trusts and estates whose federal taxable income is taxed in the same manner as individual citizens or residents of the United States, and who acquire preferred securities on their original issue at their initial offering price and hold such preferred securities as capital assets. The discussion does not address the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the

U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of preferred securities. Further, it does not include any description of any alternative minimum tax consequences or discuss the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of preferred securities with regard to the particular tax consequences specific to that investor, which may vary for investors in different tax situations.

Classification of the Debentures

   Based on advice of counsel, we intend to take the position that the debentures will be classified for federal income tax purposes as our indebtedness. Under current law, and, by acceptance of a preferred security, you, as a holder, covenant to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service ("IRS") or, if challenged, that the challenge will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as our indebtedness.

Classification of the Trust

   Greenebaum Doll & McDonald PLLC, counsel for us and the trust, has rendered its opinion that, under current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust. Accordingly, the trust will not be subject to federal income tax, and you, as a holder of preferred securities, will be treated for federal income tax purposes as owning an undivided beneficial interest in the debentures. You will be required to include in your gross income any interest with respect to the debentures at the time such interest is accrued or is received by the trust, in accordance with your regular method of accounting. If the debentures were determined to be subject to the original issue discount ("OID") rules (as discussed below), you, as a holder, would instead be required to include in your gross income any OID accrued with respect to your allocable share of the debentures, whether or not cash was actually distributed to you.

Interest Payment Period and Original Issue Discount

   Under the indenture, we have the right to defer the payment of interest on the debentures at any time or from time to time for one or more deferral periods not exceeding 20 consecutive quarterly periods each, provided that no deferral period shall end on a date other than an interest payment date or extend beyond March 31, 2032. Under applicable Treasury regulations, debt instruments, such as the debentures, that are issued at face value will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is remote. A debt instrument will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored.

   We have concluded that the likelihood of exercising our option to defer payments of interest on the debentures is remote. This is in part because we pay dividends on our common stock and intend to continue to do so, and we would be unable to continue paying these dividends, which could adversely affect the market for our common stock, if we deferred our payments under the debentures. Accordingly, we intend to take the position that the debentures will not be considered to be issued with OID by reason of the deferral option alone, and accordingly, stated interest on the debentures generally will be included in your income as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting.

   If the likelihood that we would exercise the option to defer any payment of interest was determined not to be "remote," or if we actually exercise our option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest on the debentures would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of your taxable interest income in respect of the debentures would constitute OID that would have to be included in income on an economic accrual basis before the receipt of the cash attributable to such income, regardless of your method of tax accounting, and actual cash distributions of stated interest would not be reported as taxable income. The amount of such includible OID could be significant. Consequently, you, as a holder of preferred securities, would be required to include such OID in gross income even though we would not make any actual cash payments during an extension period.

   The meanings of the term "remote" as used in the Treasury regulations is not clear, and it is possible that the IRS could take a position contrary to the interpretation described in this section. There can be no assurance that the IRS would not be successful if it took such a position.

   Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends received deduction with respect to any income recognized with respect to the preferred securities.

Receipt of Debentures or Cash Upon Liquidation of the Trust

   We will have the right at any time to liquidate the trust and cause the debentures to be distributed to holders of the preferred securities. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the preferred securities immediately before the distribution. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities. If, however, as a result of a change of law or regulation, the trust is treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the preferred securities and to the trust.

   The debentures may be redeemed for cash, and the proceeds of that prepayment would be distributed to holders in redemption of their preferred securities. Under current law, such a redemption should constitute a taxable disposition of the redeemed preferred securities, and, for federal income tax purposes, a holder should therefore recognize gain or loss as if the holder sold the preferred securities for cash.

Disposition of Preferred Securities

   A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in the preferred securities. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID, if any, previously included in the holder's gross income to the date of disposition, and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss except to the extent any amount realized is treated as payment of accrued interest with respect to such holder's pro rata share of the debentures and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale.

   The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include as ordinary income accrued but unpaid interest on the debentures through the date of disposition. Any OID included in income will increase a holder's adjusted tax basis as discussed above. To the extent the amount realized on the sale of the preferred securities is less than the holder's adjusted tax basis in the preferred securities sold, the holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

Effect of Possible Changes in Tax Laws

   Congress has considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect our ability to deduct interest paid on the debentures. The IRS may also challenge the deductibility of interest paid on the debentures which, if such challenge were litigated and the IRS's position sustained, would trigger a Tax Event and possibly a redemption of the preferred securities. Accordingly, there can be no assurance that a Tax Event will not occur.

Backup Withholding and Information Reporting

   Interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax (currently at 30%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder's federal income tax liability, provided the required information is provided to the IRS.

   The federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of a holder of preferred securities. Holders of preferred securities should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the preferred securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws and particularly with regard to the tax consequences which vary for investors in different tax situations.

                             ERISA CONSIDERATIONS

   Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or Section 4975 of the Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan. We and certain of our affiliates may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans that are subject to ERISA. The purchase of the preferred securities by a plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and the Code and with respect to which either we, or any affiliate of ours, is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

   Any plan fiduciary considering whether to purchase or hold any preferred securities on behalf of a plan should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction provisions of the Code to such investment. Among other things, before purchasing any preferred securities, a fiduciary of a plan that is subject to the fiduciary responsibility and prohibited transaction provisions of ERISA or to the prohibited transaction provisions of the Code should make its own determination as to its compliance with such applicable provisions, together with the availability, if needed, of the exemptive relief provided in an exemption.

   In addition, a plan fiduciary considering the purchase of preferred securities should be aware that the assets of the trust may be considered "plan assets" for ERISA purposes. In such event, any persons exercising discretion with respect to the debentures may become fiduciaries, parties in interest or disqualified persons with respect to an investing plan. Accordingly, each investing plan, by purchasing the preferred securities, will be deemed to have directed the trust to invest in the debentures, consented to the appointment of the property trustee, and made its own determination as to the plan's compliance with the applicable provisions of ERISA and the Code, insofar as they relate to persons exercising discretion with respect to the preferred securities.

                                 UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement among us, the trust, J.J.B. Hilliard, W.L. Lyons, Inc. and Ferris, Baker Watts, Incorporated, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,000,000 preferred securities in the amounts set forth below opposite their names.

                                               Number of
        Underwriters                      Preferred Securities
        ------------                      --------------------
J.J.B. Hilliard, W.L. Lyons, Inc.........
Ferris, Baker Watts, Incorporated........
                                               ---------
   Total.................................      1,000,000
                                               =========

   Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

   The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the
underwriters) at this price, less a concession not in excess of $   per
preferred security. The underwriters may allow, and the selected dealers may
reallow, a concession not in excess of $    per preferred security to certain
brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

   The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses payable by us. See "Use of Proceeds."

                                                  Per Preferred
                                                    Security       Total
                                                  ------------- -----------
Public offering price............................    $25.00     $25,000,000
Proceeds, before expenses, to the trust..........
Underwriting commission..........................
                                                     ------     -----------
   Net proceeds to Community Trust Bancorp, Inc..    $          $
                                                     ======     ===========

   The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

   We and the trust have agreed to indemnify the underwriters against several liabilities, including liabilities under the Securities Act of 1933.

   We have applied to have the preferred securities listed for trading on the American Stock Exchange under the symbol "BPF", and trading is expected to commence on or prior to delivery of the preferred securities. The underwriters have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on the American Stock Exchange, but are not obligated to do so, and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the preferred securities may not be indicative of the market price following the offering. The underwriters will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

   In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

  . the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

  . the underwriters may elect to cover any short position by purchasing preferred securities in the open market;

  . the underwriters may stabilize or maintain the price of the preferred securities by bidding;

  .  the underwriters may engage in passive market making transactions; and

  . the underwriters may impose penalty bids, under which selling concessions allowed to other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

   The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

   Certain of the underwriters and their affiliates have, from time to time, performed investment banking and other services for us in the ordinary course of business and have received fees from us for their services.

                                 LEGAL MATTERS

   Certain matters of Delaware law relating to CTBI Preferred Capital Trust II will be passed upon for CTBI Preferred Capital Trust II and Community Trust Bancorp by Richards, Layton & Finger, P.A., Wilmington, Delaware. The due authorization, execution and delivery of the junior subordinated debentures and the validity of the junior subordinated debentures and the guarantees will be passed upon for Community Trust Bancorp and CTBI Preferred Capital Trust II by Greenebaum Doll & McDonald PLLC, Louisville, Kentucky. The validity of the junior subordinated debentures and the guarantees will be passed upon for the underwriters by Squire, Sanders & Dempsey L.L.P., Columbus, Ohio. Certain United States federal income taxation matters also will be passed upon for Community Trust Bancorp and CTBI Preferred Capital Trust II by Greenebaum Doll & McDonald PLLC.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference from Community Trust Bancorp Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements for the years ended December 31, 1999 and 1998, incorporated in this prospectus by reference from Community Trust Bancorp Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Community Trust Bancorp, Inc. and the trust have also filed a registration statement with the SEC relating to the securities offered by this prospectus. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC. The registration statement may contain additional information that is important to you.

   We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

   The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and, although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will file separate reports under the Exchange Act.

   Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

   We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

  .  our Annual Report on Form 10-K for the year ended December 31, 2000;

  . our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

  .  our Current Report on Form 8-K filed on January  , 2002.

   We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

   You may request, and we will provide, a copy of these filings at no cost by contacting Jean R. Hale, our Vice Chairman, President and Chief Executive Officer, at the following mailing address and phone number:

                                          Community Trust Bancorp, Inc.
                                          P.O. Box 2947
                                          Pikeville, KY 41502-2947
                                          Attention: Jean R. Hale
                                          (606) 432-1414

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        1,000,000 Preferred Securities

                        CTBI Preferred Capital Trust II

                              % Cumulative Trust

                             Preferred Securities

                (Liquidation Amount $25 per Preferred Security)

            Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in the prospectus, by

[LOGO] Community Trust(R)
Bancorp, Inc.

                               -----------------

                                  $25,000,000
                         % Subordinated Debentures of
                         Community Trust Bancorp, Inc.

                               -----------------

                                  Prospectus

                               -----------------

                       J.J.B. Hilliard, W.L. Lyons, Inc.

                              Ferris, Baker Watts
                                 Incorporated

                                    , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses payable by Community Trust Bancorp, Inc. in connection with this offering (excluding underwriting discounts and commissions). All amounts except the SEC registration fee, the NASD filing fee and the AMEX listing fee are estimates.

SEC registration fee........ $  5,975
NASD filing fee.............    3,000
AMEX listing fee............   16,000
Legal fees and expenses.....   90,000
Accounting fees and expenses   15,000
Printing expenses...........   60,000
Blue sky fees and expenses..    3,500
Trustee fees and expenses...   13,500
Miscellaneous...............   43,025
                             --------
   Total.................... $250,000
                             ========

Item 15. Indemnification of Directors and Officers.

   Section 271B.8-510 of the Kentucky Revised Statutes empowers a Kentucky corporation to indemnify an individual (including his estate or personal representative) who was, is or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith; (ii) he reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests and, in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Indemnification may be made against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including counsel fees) incurred with respect to a proceeding, except that if the proceeding was by or in the right of the corporation, indemnification may be made only against reasonable expenses incurred in connection with the proceeding. A corporation may not indemnify a director under KRS 271B.8-510 in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Pursuant to KRS 271B.8-530, a corporation may pay for or reimburse the reasonable expenses incurred by a director in advance of final disposition of the proceeding if (i) the director affirms to the corporation in writing his good faith belief that he has met the standard of conduct required for indemnification; (ii) the director undertakes the personal obligation to repay such advance upon an ultimate determination that he failed to meet such standard of conduct; and (iii) the corporation determines that the facts then known to those making the determination would not preclude indemnification.

   Unless limited by the articles of incorporation, a director who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation is entitled to indemnification against reasonable expenses incurred by him in connection with the proceeding. Unless limited by its articles of incorporation, a Kentucky corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent that it may indemnify and advance expenses to directors. The indemnification provided by or granted pursuant to Section 271B.8-510 is not exclusive of any rights to which those seeking indemnification may otherwise be entitled. Section 271B.8-570 empowers a Kentucky corporation to purchase and maintain insurance on behalf of its directors, officers, employees or agents of the corporation, whether or not the corporation would have the power under Sections 271B.8-510 or 271B.8-520 to indemnify them against such liability.

   Article VI of Community Trust Bancorp, Inc.'s Articles of Incorporation, as amended, provides that any person who was or is a party or threatened party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Community Trust Bancorp, Inc.: (a) shall be indemnified (and may be indemnified if made a party to such proceeding by reason of the fact that he is or was serving as a Company employee or agent, or is or was serving at the request of Community Trust Bancorp, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) by Community Trust Bancorp, Inc. against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Community Trust Bancorp, Inc. (and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful); (b) shall be indemnified (and may be indemnified if made a party to such proceeding by reason of the fact that he is or was serving as a Company employee or agent, or is or was serving at the request of Community Trust Bancorp, Inc. as a director, officer, employee or agent of another enterprise) for expenses of a derivative suit (a suit by a shareholder alleging a breach by a director or officer of a duty owed to Community Trust Bancorp, Inc.), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Community Trust Bancorp, Inc. provided that no such indemnification may be made in accordance with this clause (b) if he is adjudged liable to Community Trust Bancorp, Inc., unless a court determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification; and (c) shall be indemnified by Community Trust Bancorp, Inc. for all expenses of such litigation when he is successful on the merits. The indemnification described in clauses (a) and (b) above shall be made only upon a determination, by (i) a majority vote of the disinterested directors, or (ii) the shareholders, that indemnification is proper because the applicable standard of conduct has been met. The Board of Directors or the shareholders may authorize the advancement of litigation expenses to a director or officer upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to be indemnified for them. The indemnification and the advancement of expenses provided for by Article VI are not deemed exclusive of any rights the indemnitee may have under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

   Article X of Community Trust Bancorp, Inc.'s Articles of Incorporation, as amended, provides that a director of Community Trust Bancorp, Inc. shall not be personally liable to Community Trust Bancorp, Inc. or its shareholders for monetary damages for breach of his duties as a director, provided that this provision will not eliminate or limit the liability of a director for the following: (a) for any transaction in which the director's personal financial interest is in conflict with the financial interests of Community Trust Bancorp, Inc. or its shareholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law; (c) for any vote for or assent to an unlawful distribution to shareholders as prohibited under Section 271B.8-330 of the Kentucky Revised Statutes; or (d) for any transaction from which the director derived an improper personal benefit. Article X is applicable with respect to any such breach of duties by a director of Community Trust Bancorp, Inc. as a director notwithstanding that such director thereafter ceases to be a director. Article X inures to the personal benefit of such director's heirs, executors and administrators.

   Community Trust Bancorp, Inc. has purchased and maintains directors' and officers' liability insurance which insures the directors and officers against certain liabilities, including liabilities under the Securities Act of 1933.

   Under the form of Underwriting Agreement filed as Exhibit 1.1 hereto, the underwriters have agreed to indemnify, under certain circumstances, the Registrants, their officers, directors and persons who control the Registrants against certain liabilities which may be incurred in connection with the offering, including certain liabilities under the Securities Act of 1933.

Item 16. Exhibits.

   The following exhibits are filed as part of this registration statement.

Exhibit
Number                                         Description of Exhibits
------                                         -----------------------

  1.1   -- Form of Underwriting Agreement.

  3.1   -- Articles of Incorporation, as amended, of Community Trust Bancorp, Inc. (incorporated by reference to registration statement no. 33-35138).

  3.2   -- Amended Bylaws of Community Trust Bancorp, Inc. (incorporated by reference to registration statement no. 33-61891).

  4.1   -- Form of Indenture for Subordinated Debentures.

  4.2   -- Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).

  4.3   -- Certificate of Trust of CTBI Preferred Capital Trust II.

  4.4   -- Trust Agreement of CTBI Preferred Capital Trust II.

  4.5   -- Form of Amended and Restated Trust Agreement of CTBI Preferred Capital Trust II.

  4.6   -- Form of Preferred Securities Certificate of CTBI Preferred Capital Trust II (included as Exhibit D to Exhibit 4.5).

  4.7   -- Form of Preferred Securities Guarantee Agreement of CTBI Preferred Capital Trust II.

  4.8   -- Form of Agreement as to Expenses and Liabilities of CTBI Preferred Capital Trust II (included as
           Exhibit C to Exhibit 4.5).

  5.1   -- Opinion of Greenebaum, Doll & McDonald PLLC.

  5.2   -- Opinion of Richards, Layton & Finger, P.A.

  8.1   -- Opinion of Greenebaum, Doll & McDonald PLLC, as to certain tax matters.

 12.1   -- Calculation of ratios of earnings to fixed charges.

 23.1   -- Consent of Ernst & Young LLP.

 23.2   -- Consent of Deloitte & Touche LLP.

 23.3   -- Consent of Greenebaum, Doll & McDonald PLLC (included in Exhibits 5.1 and 8.1).

 23.4   -- Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2).

 24.1   -- Powers of Attorney (reference is made to page II-5 of this registration statement).

 25.1   -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
           First Union Trust Company, National Association, as trustee under the Indenture for Junior
           Subordinated Debentures.

 25.2   -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
           First Union Trust Company, National Association, as property trustee under the Amended and
           Restated Trust Agreement for CTBI Preferred Capital Trust II.

 25.3   -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
           First Union Trust Company, National Association, as trustee under the Guarantee Agreement relating to CTBI Preferred Capital Trust II.

Item 17. Undertakings.

   Each of the undersigned registrants hereby undertakes:

   (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Community Trust Bancorp, Inc.'s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

   (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrants hereby undertake to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrants under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted against the registrants by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Community Trust Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pikeville, Commonwealth of Kentucky, on the 11 day of January, 2002.

                                          COMMUNITY TRUST BANCORP, INC.
                                          (Co-Registrant)

                                                      /s/ JEAN R. HALE
                                          By: _________________________________
                                                        Jean R. Hale
                                             Vice Chairman, President and Chief
                                                     Executive Officer

                                                      /s/ KEVIN STUMBO
                                          By: _________________________________
                                                        Kevin Stumbo
                                             Senior Vice President and
                                                         Controller

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Jean R. Hale and Mark A. Gooch, or either one of them, to execute in the name of each such person and to file, any amendments to this Registration Statement as the registrant deems appropriate, and appoints each such agent as attorney-in-fact to sign in his or her behalf individually and in each capacity stated below and to file any and all amendments and post-effective amendments to this Registration Statement.

        Signature                        Title                      Date
        ---------                        -----                      ----

    /s/ BURLIN COLEMAN     Chairman of the Board of Directors January 11, 2002
--------------------------
      Burlin Coleman

     /s/ JEAN R. HALE      Vice Chairman of the Board,        January 11, 2002
--------------------------   President and Chief Executive
       Jean R. Hale          Officer

   /s/ CHARLES J. BAIRD    Director                           January 11, 2002
--------------------------
     Charles J. Baird

    /s/ NICK A. COOLEY     Director                           January 11, 2002
--------------------------
      Nick A. Cooley

/s/ WILLIAM A. GRAHAM, JR. Director                           January 11, 2002
--------------------------
  William A. Graham, Jr.

   /s/ M. LYNN PARRISH     Director                           January 11, 2002
--------------------------
     M. Lynn Parrish

     /s/ E.M. ROGERS       Director                           January 11, 2002
--------------------------
       E.M. Rogers

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, CTBI Preferred Capital Trust II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pikeville, Commonwealth of Kentucky, on the 11 day of January, 2002.

                                          CTBI PREFERRED CAPITAL TRUST II
                                          (Co-Registrant)

                                               COMMUNITY TRUST BANCORP, INC.,
                                          By:
                                                        as Depositor

                                                      /s/ JEAN R. HALE
                                          By:  ________________________________
                                                        Jean R. Hale
                                             Vice Chairman, President and Chief
                                                     Executive Officer

                               INDEX TO EXHIBITS

Exhibit
Number                                          Description of Exhibits
------                                          -----------------------

  1.1   -- Form of Underwriting Agreement.

  3.1   -- Articles of Incorporation, as amended, of Community Trust Bancorp, Inc. (incorporated by reference to registration statement no. 33-35138).

  3.2   -- Amended Bylaws of Community Trust Bancorp, Inc. (incorporated by reference to registration statement no. 33-61891).

  4.1   -- Form of Indenture for Subordinated Debentures.

  4.2   -- Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).

  4.3   -- Certificate of Trust of CTBI Preferred Capital Trust II.

  4.4   -- Trust Agreement of CTBI Preferred Capital Trust II.

  4.5   -- Form of Amended and Restated Trust Agreement of CTBI Preferred Capital Trust II.

  4.6   -- Form of Preferred Securities Certificate of CTBI Preferred Capital Trust II (included as Exhibit D to
           Exhibit 4.5).

  4.7   -- Form of Preferred Securities Guarantee Agreement of CTBI Preferred Capital Trust II.

  4.8   -- Form of Agreement as to Expenses and Liabilities of CTBI Preferred Capital Trust II (included as
           Exhibit C to Exhibit 4.5).

  5.1   -- Opinion of Greenebaum, Doll & McDonald PLLC.

  5.2   -- Opinion of Richards, Layton & Finger, P.A.

  8.1   -- Opinion of Greenebaum, Doll & McDonald PLLC, as to certain tax matters.

 12.1   -- Calculation of ratios of earnings to fixed charges.

 23.1   -- Consent of Ernst & Young LLP.

 23.2   -- Consent of Deloitte & Touche LLP.

 23.3   -- Consent of Greenebaum, Doll & McDonald PLLC (included in Exhibits 5.1 and 8.1).

 23.4   -- Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2).

 24.1   -- Powers of Attorney (reference is made to page II-5 of this registration statement).

 25.1   -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First
           Union Trust Company, National Association, as trustee under the Indenture for Junior Subordinated
           Debentures.

 25.2   -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First
           Union Trust Company, National Association, as property trustee under the Amended and Restated
           Trust Agreement for CTBI Preferred Capital Trust II.

 25.3   -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First
           Union Trust Company, National Association, as trustee under the Guarantee Agreement relating to
           CTBI Preferred Capital Trust II.